SMARTHEAT INC.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China

February 5, 2015

VIA EMAIL
Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	SmartHeat Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 31, 2014
File No. 001-34246

Dear Ms. Long:

This letter is being written by SmartHeat Inc. (the “Company”) in order to respond to the comment letter, dated January 26, 2015, regarding the above-captioned filing of the Company. Please note that, for the Staff’s convenience, we have reproduced each of the Staff’s comments and the Company’s response to each comment follows immediately thereafter.

Unaudited Pro Forma Consolidated Balance Sheet, page F-2

1.
Please revise the proxy to reconcile the intercompany pro forma adjustments in your pro forma balance sheet related to Other receivables (net), prepayments and deposits and Accrued liabilities and other payables with the related party amounts disclosed in Note 6 on page F-15 and Note 12 on page F-17 in the historical financial statements of the Target Companies.

Response:

The Company has revised the proxy to reconcile the intercompany pro forma adjustments in the pro forma balance sheet related to other receivables (net), prepayments and deposits in the amount of $26,549,898, and accrued liabilities and other payables in the amount of $19,178,125, with the related party amount disclosed in Note 6 on page F-15 for $22,229,046 and Note 12 on page F-17 for $16,240,198 in the historical financial statements of the Target Companies.

Ms. Pamela Long
U.S. Securities and Exchange Commission
February 5, 2015

Please refer to the Financial Statements in the Company’s Preliminary Proxy Statement on Schedule 14A filed on February 5, 2015.

Unaudited Pro Forma Consolidated Statement of Operations, page F-4

2.
We refer to footnote (b). It appears to us that the pro forma adjustment to reflect the loss on the sale of the Target Companies is a material non-recurring charge resulting directly from the transaction and that will be in included in your results of operations within 12 months following the transaction and reflected in discontinued operations. Therefore, it appears to us that you should revise your unaudited pro forma statement of operations for the year ended December 31, 2013 to remove this pro forma adjustment and instead disclose the expected loss on the sale in a footnote, including how the amount was determined. Otherwise, please tell us how you determined this pro forma adjustment complies with Rule 11-02(b)(5) of Regulation S-X.

Response:

The Company has revised its unaudited pro forma statement of operations for the year ended December 31, 2013 by removing the pro forma adjustment in accordance with the Staff’s comment. The Company has disclosed the expected loss on the sale in Footnote Note 1 - Organization and Description of Business of Consolidated and Combined Financial Statements of SmartHeat Taiyu (Shenyang) Energy TechnologyCo., Ltd. SmartHeat Siping Beifang Energy Technology Co., Ltd.  SmartHeat (Shenyang) Energy Equipment Co., Ltd. as of September 30, 2014 and December 31, 2013. The Company has also described how the loss was determined.

Please refer to Footnote 1 to the Financial Statements in the Company’s Preliminary Proxy Statement on Schedule 14A filed on February 5, 2015.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Ms. Pamela Long
U.S. Securities and Exchange Commission
February 5, 2015

Very truly yours,

/s/Oliver Bialowons
Oliver Bialowons
President, Smartheat

cc:           R. Newman, Esq. Newman & Morrison, LLP.